UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

MARRIOTT VACATIONS WORLDWIDE CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

             57164Y  10  7
(CUSIP Number)

Ralph W. Hardy, Jr.
Dow Lohnes PLLC
1200 New Hampshire Avenue, N.W.
Washington, D.C.  20036  (202) 776-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             November 21, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 57164Y 10 7	Page 2 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
JWM Family Enterprises, Inc. 52-1823618
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	2,002,797*
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	2,002,797*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,002,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%**
14	TYPE OF REPORTING PERSON	CO

*  Consists of 919,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P., and 1,082,798 shares owned by JWM Family Enterprises, L.P.  JWM Family Enterprises, Inc. is the sole general partner of JWM Family Enterprises, L.P.

**  The denominator is based on the 337,080,469 shares of Marriott International Class A common stock outstanding as of November 10, 2011, as reported by the transfer agent for Marriott International, and adjusted for the distribution of Marriott Vacations Worldwide common stock by dividing by ten and rounding down to the nearest whole share.

SCHEDULE 13D

CUSIP No. 57164Y 10 7	Page 3 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
JWM Family Enterprises, L.P. 52-1821926
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
8	SHARED VOTING POWER	2,002,797*
9	SOLE DISPOSITIVE POWER	0
10	SHARED DISPOSITIVE POWER	2,002,797*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,002,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%**
14	TYPE OF REPORTING PERSON	PN

*  Consists of 919,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, L.P., and 1,082,798 shares owned by JWM Family Enterprises, L.P.  JWM Family Enterprises, Inc. is the sole general partner of JWM Family Enterprises, L.P.

** The denominator is based on the 337,080,469 shares of Marriott International Class A common stock outstanding as of November 10, 2011, as reported by the transfer agent for Marriott International, and adjusted for the distribution of Marriott Vacations Worldwide common stock by dividing by ten and rounding down to the nearest whole share.

SCHEDULE 13D

CUSIP No. 57164Y 10 7	Page 4 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
J.W. Marriott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	850,461*
8	SHARED VOTING POWER	4,230,026**
9	SOLE DISPOSITIVE POWER	850,461*
10	SHARED DISPOSITIVE POWER	4,230,026**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,080,487
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.9%***
14	TYPE OF REPORTING PERSON	IN

* Consists of the following: (a) 288,307 shares held directly by J. W. Marriott, Jr.; (b) 152,000 shares held by two grantor retained annuity trusts; and (c) 410,154  shares subject to options to purchase Common Stock (“Options”) and stock appreciation rights (“SARs”) currently exercisable or exercisable within 60 days of November 10, 2011.

**  Consists of the following: (a) 503,865 shares held by 16 trusts for the benefit of the children of J. W. Marriott, Jr. and the children of Richard E. Marriott, for which J. W. Marriott, Jr. serves as a co-trustee; (b) 897,550 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. serves as a co-trustee; (c) 521,568 shares held by a charitable annuity trust created by the will of J. Willard Marriott, Sr., in which the descendents of J.W. Marriott, Jr. have a remainder interest and for which he serves as a co-trustee; (d) 1,700 shares held by a trust established for the benefit of J.W. Marriott Jr., for which Richard E. Marriott serves as trustee;  (e) 1,082,798 shares owned by JWM Family Enterprises, L.P., whose general partner is a corporation of which J.W. Marriott, Jr. is a director; (f) 919,999 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.;

SCHEDULE 13D

CUSIP No. 57164Y 10 7	Page 5 of 25 Pages

(g) 32,349 shares owned by JWM Associates Limited Partnership, in which J.W. Marriott, Jr. is a general partner; (h) 192,465 shares held by four trusts for the benefit of J. W. Marriott, Jr.’s children, for which J.W. Marriott, Jr.’s wife and an unrelated person serve as co-trustees (Mr. Marriott disclaims beneficial ownership of such shares); (i) 4,955 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which the spouses of John W. Marriott III and J.W. Marriott, Jr. serve as co-trustees (Mr. Marriott disclaims beneficial ownership of such shares); (j) 5,487 shares owned by the J. Willard Marriott Jr. Foundation, for which J.W. Marriott, Jr. and his wife serve as trustees; (k) 28,252 shares held by J. W. Marriott, Jr.’s  wife (Mr. Marriott disclaims beneficial ownership of such shares); (l) 4,658 shares owned by three trusts for the benefit of Stephen Garff Marriott’s children, for which the spouses of Stephen Garff Marriott and J.W. Marriott, Jr. serve as co-trustees (Mr. Marriott disclaims beneficial ownership of such shares); and (m) 34,380 shares held by a trust for the benefit of John W. Marriott III, for which J.W. Marriott, Jr.’s wife serves as a co-trustee (Mr. Marriott disclaims beneficial ownership of such shares).

***  The denominator is based on (a) the 337,080,469 shares of Marriott International Class A common stock outstanding as of November 10, 2011, as reported by the transfer agent for Marriott International, and adjusted for the distribution of Marriott Vacations Worldwide common stock by dividing by ten and rounding down to the nearest whole share and (b) 410,154 shares subject to Options and SARs exercisable within 60 days of November 10, 2011.

SCHEDULE 13D

CUSIP No. 57164Y 10 7	Page 6 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
John W. Marriott III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	76,132*
8	SHARED VOTING POWER	2,145,725**
9	SOLE DISPOSITIVE POWER	76,132*
10	SHARED DISPOSITIVE POWER	2,145,725**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,221,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%***
14	TYPE OF REPORTING PERSON	IN

* Consists of 77,132 shares held directly by John W. Marriott III.

**  Consists of the following: (a) 1,082,798 shares owned by JWM Family Enterprises, L.P., whose general partner is a corporation of which John W. Marriott III is a director; (b) 919,999 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (c) 32,349 shares owned by JWM Associates Limited Partnership, in which John W. Marriott III is a limited partner; (d) 34,380 shares held by a trust for the benefit of John W. Marriott III, for which J.W. Marriott, Jr.’s wife serves as a co-trustee; (e) 50,391 shares held by a trust for the benefit of John W. Marriott III, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; (f) 4,955 shares owned by three trusts for the benefit of John W. Marriott III’s children, for which the spouses of

SCHEDULE 13D

CUSIP No. 57164Y 10 7	Page 7 of 25 Pages

John W. Marriott III and J.W. Marriott, Jr. serve as co-trustees; (g) 3,155 shares owned by John W. Marriott III’s wife (Mr. Marriott disclaims beneficial ownership of such shares); and (h) 17,698 shares held as trustee of three trusts for the benefit of John W. Marriott III’s children, for which John W. Marriott III serves as a co-trustee.

***  The denominator is based on the 337,080,469 shares of Marriott International Class A common stock outstanding as of November 10, 2011, as reported by the transfer agent for Marriott International, and adjusted for the distribution of Marriott Vacations Worldwide common stock by dividing by ten and rounding down to the nearest whole share.

SCHEDULE 13D

CUSIP No. 57164Y 10 7	Page 8 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Deborah Marriott Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	45,337*
8	SHARED VOTING POWER	2,202,748**
9	SOLE DISPOSITIVE POWER	45,337*
10	SHARED DISPOSITIVE POWER	2,202,748**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,248,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.7%***
14	TYPE OF REPORTING PERSON	IN

Consists of the following: (a) 6,837 shares held directly by Deborah Marriott Harrison; and (b) 38,500 shares held by a grantor retained annuity trust.

**  Consists of the following: (a) 1,082,798 shares owned by JWM Family Enterprises, L.P., whose general partner is a corporation in which Deborah Marriott Harrison is a director; (b) 919,999 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (c) 69,586 shares held by a trust for the benefit of Deborah Marriott Harrison, for which J.W. Marriott, Jr.’s wife and an unrelated person serve as co-trustees;  (d) 80,767 shares held by two trusts for the benefit of Deborah Marriott Harrison, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; (e) 8,920 shares held directly by Deborah Marriott Harrison’s husband, Ronald Taylor Harrison (Mrs. Harrison disclaims beneficial ownership of such shares); (f) 2,815 shares held in two trusts for the benefit of Deborah Marriott Harrison’s children, for which

SCHEDULE 13D

CUSIP No. 57164Y 10 7	Page 9 of 25 Pages

Deborah Marriott Harrison, her husband and another individual serve as trustees; (g) 34,181 shares held in five trusts for the benefit of Deborah Marriott Harrison’s children, for which Deborah Marriott Harrison, her husband and another individual serve as trustees; (h) 502 shares held by two trusts for the benefit of Deborah Marriott Harrison’s grandchildren, for which Deborah Marriott Harrison, her husband and another individual serve as trustees; and (i)  3,180 shares subject to Options held by Deborah Marriott Harrison’s husband, Ronald Taylor Harrison, currently exercisable or exercisable within 60 days of November 10, 2011 (Mrs. Harrison disclaims beneficial ownership of such shares).

***  The denominator is based on (a) the 337,080,469 shares of Marriott International Class A common stock outstanding as of November 10, 2011, as reported by the transfer agent for Marriott International, and adjusted for the distribution of Marriott Vacations Worldwide common stock by dividing by ten and rounding down to the nearest whole share and (b) 3,180 shares subject to Options exercisable within 60 days of November 10, 2011.

SCHEDULE 13D

CUSIP No. 57164Y 10 7	Page 10 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Stephen Garff Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	111,230*
8	SHARED VOTING POWER	3,066,904**
9	SOLE DISPOSITIVE POWER	111,230*
10	SHARED DISPOSITIVE POWER	3,066,904**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,178,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%***
14	TYPE OF REPORTING PERSON	IN

Consists of the following: (a) 105,267 shares held directly by Stephen Garff Marriott; and (b) 5,963 shares subject to Options and SARs currently exercisable or exercisable within 60 days of November 10, 2011.

** Consists of the following: (a) 1,082,798 shares owned by JWM Family Enterprises, L.P., whose general partner is a corporation in which Stephen Garff Marriott is a director; (b) 919,999 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (c) 55,825 shares held by a trust for the benefit of Stephen Garff Marriott, for which J.W. Marriott, Jr.’s wife and an unrelated person serve as co-trustees;  (d) 79,582 shares held by two trusts for the benefit of Stephen Garff Marriott, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees; (e ) 4,370 shares held by Stephen Garff Marriott’s wife (Mr. Marriott disclaims beneficial ownership of such shares); (f) 4,658 shares held by three trusts for the benefit of Stephen Garff Marriott’s children, for which the spouses of Stephen Garff Marriott and J.W. Marriott, Jr. serve as co-trustees (Mr. Marriott disclaims beneficial ownership of such shares); (g) 22,122 shares owned by three trusts for the benefit of Stephen Garff Marriott’s children, for which

SCHEDULE 13D

CUSIP No. 57164Y 10 7	Page 11 of 25 Pages

Stephen Garff Marriott and the spouses of Stephen Garff Marriott and J.W. Marriott, Jr. serve as trustees (Mr. Marriott disclaims beneficial ownership of such shares); and (h) 897,550 shares owned by The J. Willard and Alice S. Marriott Foundation, for which Stephen Garff Marriott serves as a co-trustee.

***  The denominator is based on (a) the 337,080,469 shares of Marriott International Class A common stock outstanding as of November 10, 2011, as reported by the transfer agent for Marriott International, and adjusted for the distribution of Marriott Vacations Worldwide common stock by dividing by ten and rounding down to the nearest whole share and (b) 5,963 shares subject to Options and SARs exercisable within 60 days of November 10, 2011.

SCHEDULE 13D

CUSIP No. 57164Y 10 7	Page 12 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
David Sheets Marriott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	83,989*
8	SHARED VOTING POWER	2,126,799**
9	SOLE DISPOSITIVE POWER	83,989*
10	SHARED DISPOSITIVE POWER	2,126,799**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,210,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6%***
14	TYPE OF REPORTING PERSON	IN

*  Consists of the following: (a) 83,043 shares held directly by David Sheets Marriott; and (b) 946 shares subject to Options and SARs and RSUs currently exercisable or exercisable within 60 days of November 10, 2011.

** Consists of the following: (a) 1,082,798 shares owned by JWM Family Enterprises, L.P., whose general partner is a corporation in which David Sheets Marriott is a director; (b) 919,999 shares owned by Thomas Point Ventures, L.P., whose general partner is JWM Family Enterprises, L.P.; (c) 67,053 shares held by a trust for the benefit of David Sheets Marriott, for which J.W. Marriott, Jr.’s wife and an unrelated person serve as co-trustees;  (d) 49,555 shares held by a trust for the benefit of David Sheets Marriott, for which J.W. Marriott, Jr. and Richard E. Marriott serve as co-trustees;  (e) 533 shares held by David Sheets Marriott’s wife (Mr. Marriott disclaims beneficial ownership of such shares); and (f) 6,861 shares held by four trusts for the benefit of David Sheets Marriott’s children, for which John W. Marriott III, David Sheets Marriott and David Sheets Marriott’s wife serve as co-trustees (Mr. Marriott disclaims beneficial ownership of such shares).

***  The denominator is based on (a) the 337,080,469 shares of Marriott International Class A common stock outstanding as of November 10, 2011, as reported by the transfer agent for Marriott International, and adjusted for the distribution of Marriott Vacations Worldwide common stock by dividing by ten and rounding down to the nearest whole share and (b) 946 shares subject to Options and SARs exercisable within 60 days of November 10, 2011.

Schedule 13D	Page 13 of 25 Pages
Marriott Vacations Worldwide Corporation

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the Common Stock, par value $0.01 per share (the “Common Stock”), of Marriott Vacations Worldwide Corporation, a Delaware corporation (“MVWC”).  The principal executive offices of MVWC are located at 6649 Westward Boulevard, Orlando, FL 32821.

Item 2.  Identity and Background

This Schedule 13D is being filed by J.W. Marriott, Jr., John W. Marriott III, Deborah Marriott Harrison, Stephen Garff Marriott, David Sheets Marriott (collectively, the “Individual Reporting Persons”), JWM Family Enterprises, Inc. (“Family Corp”) and JWM Family Enterprises, L.P. (“Family L.P.” and collectively with the Individual Reporting Persons and Family Corp, the “Reporting Persons”).

The Individual Reporting Persons are filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person.

To the best knowledge of the Reporting Persons, the name, business address and present principal occupation or employment of each Individual Reporting Person is set forth on Appendix A hereto, which Appendix A is incorporated by reference herein.  The directors and executive officers of Family Corp are also set forth on Appendix A hereto.  Family L.P. has no directors or executive officers.  Family Corp is a corporation organized under the laws of the State of Delaware.  Family Corp’s business address is 6106 MacArthur Boulevard, Suite 110, Bethesda, MD 20816, and its principal business is the ownership and operation of hotels.  Family L.P. is a limited partnership organized under the laws of the State of Delaware.  Family L.P.’s business address is 6106 MacArthur Boulevard, Suite 110, Bethesda, MD  20816, and its principal business is the ownership and operation of hotels.

To the best knowledge of the Reporting Persons, during the last five years, none of the Individual Reporting Persons or the directors and executive officers of Family Corp or Family L.P. has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

To the best knowledge of the Reporting Persons, during the last five years, none of the Individual Reporting Persons or the directors and executive officers of Family Corp has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he or it was or is subject to any judgment, decree or final order enjoining future

Schedule 13D	Page 14 of 25 Pages
Marriott Vacations Worldwide Corporation

violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the Reporting Persons, each Individual Reporting Person that is a natural person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The outstanding shares of Common Stock reported as beneficially owned by the Reporting Persons were acquired as part of the spin-off of MVWC by Marriott International, Inc. (“MI”), as described in Item 4 of this Schedule 13D.  Shares of Common Stock that can be acquired through the exercise of stock options (“Options”), stock appreciation rights (“SARs”) and restricted stock units (“RSUs”) are based on corresponding awards to acquire shares of Class A Common Stock, par value $0.01 per share (“Class A Shares”), of MI that were outstanding as of November 21, 2011, the distribution date.  The Individual Reporting Persons received the MI awards through their service as an officer, director or employee of MI.

Item 4.  Purpose of Transaction

On November 21, 2011 (the “Distribution Date”), MI released all issued and outstanding shares of MVWC Common Stock to the distribution agent for distribution to MI stockholders.  Each holder of MI Class A Shares received one share of Common Stock for every ten Class A Shares held on November 10, 2011, the record date.  As a result of this spin-off, MVWC is an independent, publicly-owned company.  For more information regarding the spin-off, please refer to the Information Statement dated October 25, 2011, which was included as Exhibit 99.1 to the Current Report on Form 8-K filed by MVWC with the Securities and Exchange Commission on November 22, 2011.

Pursuant to the Employee Benefits and Other Employment Matters Allocation Agreement between MVWC and MI, effective as of the Distribution Date, each person holding MI RSUs received MVWC RSUs reflecting a ratio of one share of Common Stock for every ten shares of Class A Shares subject to outstanding MI RSUs held by such person.  In addition, effective as of the Distribution Date, each person holding MI Options or SARs was granted MVWC Options and SARs reflecting a ratio of one share of Common Stock for every ten Class A Shares subject to outstanding MI Options and SARs held by such person.   The exercise price of the MVWC Options and SARs reflects the relative value of (i) Common Stock at the close of trading on the first day of regular-way trading in Common Stock following the distribution to (ii) Class A Shares at the close of trading on the last full day of trading before the Distribution Date.

None of the Individual Reporting Persons nor any of the executive officers or directors of Family Corp or Family L.P. have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j).  However, Deborah Marriott Harrison serves as director of MVWC and, in her capacity as a director, from time to time, may become aware of, initiate and/or be involved in discussions which relate to the transactions described in Items 4(a) through (j) and thus she reserves her right to modify plans with respect to the transactions described

Schedule 13D	Page 15 of 25 Pages
Marriott Vacations Worldwide Corporation

in such Items to acquire or dispose of securities of MVWC and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

(a)           See Items 7, 9 and 13 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of Common Stock owned by each of the Reporting Persons.

(b)           See Items 8 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of Common Stock.

The percentage of the Common Stock set forth for each Reporting Person in this Item 5 was calculated based upon (i) the 337,080,469 Class A Shares outstanding as of November 10, 2011, as reported by the transfer agent for MI, and adjusted for the distribution of Common Stock by dividing by ten and rounding down to the nearest whole share, and (ii) the number of shares of Common Stock issuable upon the exercise of Options and SARs to purchase Common Stock held by such Reporting Person(s) that are exercisable within 60 days of November 10, 2011.

Except as otherwise provided in this Item 5, each of the Reporting Persons has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares of Common Stock deemed to be beneficially owned by such Reporting Person.

(c)           The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in paragraphs (a) and (b) above.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 17, 2006, the Individual Reporting Persons entered into an Amended and Restated Stockholders Agreement (the “Amended and Restated Stockholders Agreement”) of Family Corp in connection with a contribution of 6,600,000 Class A Shares to Thomas Point Ventures, L.P. (“TPV”).  The Amended and Restated Stockholders Agreement sets forth certain agreements between the parties with respect to the stock of Family Corp and the management of Family Corp.

Schedule 13D	Page 16 of 25 Pages
Marriott Vacations Worldwide Corporation

Family Corp is the sole General Partner of Family L.P., and Family L.P. is the sole General Partner of TPV.

Pursuant to the terms of the Amended and Restated Stockholders Agreement, none of the parties thereto may transfer their shares of Family Corp stock, except that such stock may be transferred to another Family Corp stockholder, the spouse or lineal descendant of a Family Corp stockholder or a trust for the benefit of a Family Corp stockholder or their spouses or lineal descendants.  Upon the occurrence of an event that would cause any stock held by a Family Corp stockholder to be subject to an involuntary transfer (as defined in the Amended and Restated Stockholders Agreement), Family Corp has the right and option to purchase from such stockholder the shares that are subject to the involuntary transfer.  The Amended and Restated Stockholders Agreement also requires the parties thereto to vote for certain designated persons as directors of Family Corp.  Under the Amended and Restated Stockholders Agreement, J.W. Marriott, Jr. is authorized on behalf of Family Corp to exercise all voting rights with respect to certain shares of Common Stock traceable to Class A Shares contributed to Family L.P. by The Alice S. Marriott Lifetime Trust (the “Alice Marriott Trust Shares”), and J.W. Marriott, Jr., John W. Marriott III and Deborah Marriott Harrison are authorized on behalf of Family Corp to exercise all voting rights with respect to certain shares of Common Stock traceable to Class A Shares contributed by J.W. Marriott, Jr. to TPV.

Without the prior written consent of the Original Voting Stockholder Nominees (as defined in the Amended and Restated Stockholders Agreement), Family Corp may not:

•	sell or issue any stock;

•	engage in any business activity other than its activities as general partner of Family L.P. and other activities incidental thereto;

•	engage in or cause Family L.P. or TPV to engage in any transaction with any stockholder or any affiliate of any stockholder with respect to the provision or receipt of goods or services;

•	amend any provision of its certificate of incorporation;

•	amend, alter, or repeal any provision of its by-laws;

•	make any distribution on or with respect to, or in redemption of, any stock, except pursuant to certain limited exceptions;

•	merge or consolidate with or into any other person;

•	sell or otherwise dispose of all or substantially all of its assets or sell, assign, pledge, or otherwise encumber or transfer all or any part of its interest in Family L.P.;

Schedule 13D	Page 17 of 25 Pages
Marriott Vacations Worldwide Corporation

•	permit or cause Family L.P. to sell or otherwise dispose of any of the Alice Marriott Trust Shares;

•
sell, exchange or otherwise dispose of hotel/lodging properties owned or controlled by Family L.P. or TPV that represent more than ten percent (10%) of the gross value of the assets owned or controlled by Family L.P. and TPV;

•	permit Family L.P. or TPV to purchase, invest in, or otherwise acquire a hotel/lodging property for more than $30,000,000;

•	consent to the assignment, transfer, or other disposition of any limited partnership interest or portion thereof in Family L.P. or TPV;

•	consent to the admission of the assignee of a limited partnership interest in Family L.P. or TPV as a substituted limited partner in said partnerships;

•	admit additional limited partners to Family L.P. or TPV;

•	elect to dissolve Family L.P. or TPV; or

•	amend any provision of the Amended and Restated Agreement of Limited Partnership of Family L.P. or the Limited Partnership Agreement of TPV.

In addition, the Amended and Restated Stockholders Agreement restricts Family Corp from taking the following actions without the prior written consent of J.W. Marriott, Jr.:

•	pledge more than 15% of the Common Stock owned by TPV, whether in one transaction or a series of transactions; or

•	sell, transfer or exchange more than 15% of the Common Stock owned by TPV.

The foregoing summary is qualified in its entirety by reference to the Amended and Restated Stockholders Agreement attached hereto as Exhibit 7.02 and incorporated herein by this reference.

The Reporting Persons have also entered into a Joint Filing Agreement dated as of November 30, 2011, a copy of which is filed as Exhibit 7.01 with this Schedule 13D.

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Marriott Vacations Worldwide Corporation

Item 7.  Material to be Filed as Exhibits

Exhibit 7.01	Joint Filing Agreement, dated as of November 30, 2011.

Exhibit 7.02
Amended And Restated Stockholders Agreement, dated as of May 17, 2006, by and among J. Willard Marriott, Jr., Deborah Marriott Harrison, Stephen Garff Marriott, John Willard Marriott III, David Sheets Marriott, the Deborah Marriott 1974 Trust, the Stephen Garff Marriott 1974 Trust, the John Willard Marriott III 1974 Trust, the David Sheets Marriott 1974 Trust and JWM Family Enterprises, Inc.

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Marriott Vacations Worldwide Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2011	By:	/s/ J. W. Marriott, Jr.
Date		J. W. Marriott, Jr.

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Marriott Vacations Worldwide Corporation

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2011	By:	/s/ Deborah Marriott Harrison
Date		Deborah Marriott Harrison

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Marriott Vacations Worldwide Corporation

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2011	By:	/s/ Stephen Garff Marriott
Date		Stephen Garff Marriott

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Marriott Vacations Worldwide Corporation

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2011	By:	/s/ John W. Marriott III
Date		John W. Marriott III

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Marriott Vacations Worldwide Corporation

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2011	By:	/s/ David Sheets Marriott
Date		David Sheets Marriott

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Marriott Vacations Worldwide Corporation

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JWM Family Enterprises, Inc.
November 30, 2011
Date	By:	/s/ John W. Marriott III
Name John W. Marriott III
Title Chief Executive Officer

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Marriott Vacations Worldwide Corporation

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JWM Family Enterprises, L.P.

	By:	JWM Family Enterprises, Inc., its General Partner
November 30, 2011
Date	By:	/s/ John W. Marriott III
Name John W. Marriott III
Title Chief Executive Officer

Appendix A
Individual Reporting Persons

Name	Business Address	Principal Occupation	Employed
J.W. Marriott, Jr.*	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Chief Executive Officer, Marriott International, Inc.	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817
Deborah Marriott Harrison **	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Vice President, Government Affairs, Marriott International, Inc.	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817
Stephen Garff Marriott	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Executive Vice President, Company Culture, Marriott International, Inc.	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817
John W. Marriott III*	JWM Family Enterprises 6106 MacArthur Boulevard, Suite 110, Bethesda, MD 20816	Chief Executive Officer, JWM Family Enterprises	JWM Family Enterprises 6106 MacArthur Boulevard, Suite 110, Bethesda, MD 20816
David Sheets Marriott	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Senior Vice President, Global Sales, Marriott International, Inc.	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817

*  Director of Marriott International, Inc.

**  Director of Marriott Vacations Worldwide Corporation.

A-1

JWM Family Enterprises, Inc.

Name	Business Address	Principal Occupation	Employed
J.W. Marriott, Jr.***	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Chief Executive Officer, Marriott International, Inc.	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817
Deborah Marriott Harrison***	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Vice President, Government Affairs, Marriott International, Inc.	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817
Stephen Garff Marriott***	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Executive Vice President, Company Culture, Marriott International, Inc.	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817
John W. Marriott III***	JWM Family Enterprises 6106 MacArthur Boulevard, Suite 110 Bethesda, MD 20816	Chief Executive Officer, JWM Family Enterprises	JWM Family Enterprises 6106 MacArthur Boulevard Suite 110 Bethesda, MD 20816
David Sheets Marriott***	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817	Senior Vice President, Global Sales, Marriott International, Inc.	Marriott International, Inc. 10400 Fernwood Road Bethesda, MD 20817
Richard L. Braunstein***	Dow Lohnes PLLC 1200 New Hampshire Ave. NW Washington, D.C. 20036	Member, Dow Lohnes PLLC	Dow Lohnes PLLC 1200 New Hampshire Ave. N.W. Washington, D.C. 20036
Jeffrey Kurzweil***	Venable LLP 575 7th Street, NW Washington, DC 20004	Partner, Venable LLP	Venable LLP 575 7th Street, NW Washington, DC 20004
William J. Shaw	Marriott Vacations Worldwide Corporation 6649 Westward Boulevard Orlando, FL 32821	Chairman of the Board, Marriott Vacations Worldwide Corporation	Marriott Vacations Worldwide Corporation 6649 Westward Boulevard Orlando, FL 32821

***  Director of JWM Family Enterprises, Inc.

A-2

\

Exhibit 7.01

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which taken together will constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby executes this Joint Filing Agreement as of this 30th day of November, 2011.

/s/ J. W. Marriott, Jr.
J. W. Marriott, Jr.

/s/ Deborah Marriott Harrison
Deborah Marriott Harrison

/s/ Stephen Garff Marriott
Stephen Garff Marriott

/s/ John W. Marriott III
John W. Marriott III

/s/ David Sheets Marriott
David Sheets Marriott

JWM Family Enterprises, Inc.

By:	/s/ John W. Marriott III
Name: John W. Marriott III
Title: Chief Executive Officer

JWM Family Enterprises, L.P.

By: JWM Family Enterprises, Inc., its General Partner

By:	/s/ John W. Marriott III
Name: John W. Marriott III
Title: Chief Executive Officer

Joint Filing Agreement

Exhibit 7.02

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

THIS AMENDED AND RESTATED STOCKHOLDERS AGREEMENT (this “Agreement”) is made as of the 17th day of May, 2006, by and among J. Willard Marriott, Jr., Deborah Marriott Harrison, Stephen Garff Marriott, John Willard Marriott III, and David Sheets Marriott, each an individual resident of the State of Maryland; the Deborah Marriott 1974 Trust; the Stephen Garff Marriott 1974 Trust; the John Willard Marriott III 1974 Trust; the David Sheets Marriott 1974 Trust; and JWM Family Enterprises, Inc., a Delaware corporation (the “Corporation”).

RECITALS

(a)  The Corporation is authorized to issue 11,000 shares of capital stock, consisting of 1,000 shares of Class A Voting Common Stock, par value $0.01 per share, and 10,000 shares of Class B Non-Voting Common Stock, par value $0.01 per share.

(b)  J. Willard Marriott, Jr., Deborah Marriott Harrison, Stephen Garff Marriott, John Willard Marriott III, and David Sheets Marriott are the legal and beneficial owners of all the issued and outstanding shares of Class A Voting Common Stock of the Corporation.

(c)  The Deborah Marriott 1974 Trust, the Stephen Garff Marriott 1974 Trust, the John Willard Marriott III 1974 Trust, and the David Sheets Marriott 1974 Trust are the legal and beneficial owners of all the issued and outstanding shares of Class B Non-Voting Common Stock of the Corporation.

(d)  Effective as of April 19, 1993, the parties entered into a Stockholders Agreement (the “Original Agreement”) to provide for certain rights and obligations regarding Stock of the Corporation.

(e)  In connection with the formation and capitalization of Thomas Point Ventures, L.P., the parties believe that it is in the best interests of the Corporation and of the Stockholders to amend and restate the Original Agreement as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals, of the mutual promises set forth in this Agreement, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be bound legally, agree as follows:

SECTION 1	CERTAIN DEFINITIONS.

In addition to other capitalized terms that are defined elsewhere in this Agreement, the following capitalized terms, as used in this Agreement, shall have the meanings set forth in this Section:

“Alice Marriott Trust Shares” means the 2,302,730 shares of capital stock of Marriott Corporation that were contributed to JWMFE, L.P. by The Alice S. Marriott Lifetime Trust on or

about April 19, 1993, and any capital stock or other securities issued by Marriott Corporation or any successor thereto in exchange for or with respect to those shares of capital stock or with respect to any other securities constituting Alice Marriott Trust Shares under this definition (including any securities issued with respect to those shares of capital stock as a result of any stock split, reclassification, or recapitalization of Marriott Corporation).

“Class A Stock” means the Class A Voting Common Stock of the Corporation.

“Class B Stock” means the Class B Non-Voting Common Stock of the Corporation.

“Code” means the Internal Revenue Code of 1986.

“JWM, Jr. Shares” means all shares of capital stock of Marriott International, Inc that are contributed to TPV, L.P. by J. Willard Marriott, Jr. pursuant to the Agreement of Limited Partnership of Thomas Point Ventures, L.P., dated effective as of January 11, 2006, and any capital stock or other securities issued by Marriott International, Inc. or any successor thereto in exchange for or with respect to those shares of capital stock or with respect to any other securities constituting JWM, Jr. Shares under this definition (including any securities issued with respect to those shares of capital stock as a result of any stock split, reclassification, or recapitalization of Marriott International, Inc.).

“JWMFE, L.P.” means JWM Family Enterprises, L.P., a Delaware limited partnership organized and existing pursuant to a First Amended and Restated Agreement of Limited Partnership of JWM Family Enterprises, L.P., dated as of April 19, 1993, as amended.

“Original Voting Stockholder” means any of J. Willard Marriott, Jr., Deborah Marriott Harrison, Stephen Garff Marriott, John Willard Marriott III, and David Sheets Marriott, except that no such person shall be an Original Voting Stockholder at such time as neither such person, such person’s spouse, nor any of such person’s lineal descendants is the beneficial owner of any Stock.

“Original Voting Stockholder Nominee” has the meaning given such term in Section 4.1(a)(2).

“TPV, L.P.” means Thomas Point Ventures, L.P., a Delaware limited partnership organized and existing pursuant to an Agreement of Limited Partnership, dated effective as of January 11, 2006.

“Person” means any individual, corporation, association, partnership, joint venture, trust, estate, or other entity or organization.

“Stock” means any shares of capital stock of the Corporation (including all Class A Stock and Class B Stock) and any option, warrant, or other debt or equity interest convertible into shares of capital stock of the Corporation.

“Stockholder,” at any time, means any Original Voting Stockholder that continues to own any Stock, any Trust that continues to own any Stock, and any other Person that is bound by this Agreement as a transferee of Stock who is subject to Section 9.2.

“Trust” means any of the Deborah Marriott 1974 Trust, the Stephen Garff Marriott 1974 Trust, the John Willard Marriott III 1974 Trust, and the David Sheets Marriott 1974 Trust.

“Trust Agreement” means the Trust Agreement, dated August 5, 1974, between J. Willard Marriott, Jr., as grantor, and Donna G. Marriott and Sterling D. Colton, as trustees.

SECTION 2	SHARES SUBJECT TO AGREEMENT.

All Stock is and shall be held, owned, and transferred subject to the terms, conditions, and options contained in this Agreement.

SECTION 3	RESTRICTIONS ON TRANSFER OF STOCK.

3.1  Transfers Prohibited Generally.  No Stockholder shall sell, exchange, deliver or assign, dispose of, bequeath or gift, pledge, mortgage, hypothecate, or otherwise encumber, transfer, or permit to be transferred, whether voluntarily, involuntarily or by operation of law (including the laws of bankruptcy, insolvency, intestacy, descent and distribution, and succession), any Stock, except as provided in Section 3.2, Section 3.3, and Section 3.4.

3.2  Permitted Transfers Following Death.  Notwithstanding Section 3.1,

(a)  all Stock owned by a Stockholder at the time of his or her death may, subject to compliance with the other provisions of this Agreement, be transferred to the deceased Stockholder’s executor, administrator, personal representative, or estate, and then to any distributee of the deceased Stockholder’s estate who is (a) another Stockholder, (b) the spouse or any lineal descendant of the deceased Stockholder or of any other Stockholder, or (c) a trust for the benefit of another Stockholder or the spouse or a lineal descendant of the deceased Stockholder or of any other Stockholder; provided, however, that a transfer of Class A Stock to the surviving spouse of a deceased stockholder or to a trust for the benefit of the surviving spouse of a deceased stockholder shall be subject to the approval of a majority of the Original Voting Stockholder Nominees; and

(b)  all Stock owned by a Trust at the time of the death of the beneficiary thereof may, subject to compliance with the other provisions of this Agreement, be transferred to such Persons as are provided for in the Trust Agreement.

3.3  Permitted Inter Vivos Transfers.  Notwithstanding Section 3.1, a Stockholder may, subject to compliance with the other provisions of this Agreement, sell, exchange, deliver or assign, dispose of, bequeath or gift, pledge, mortgage, hypothecate, or otherwise encumber, transfer, or permit to be transferred, any or all of his or her Stock to (a) another Stockholder, (b) the spouse or any lineal descendant of such Stockholder or of any other Stockholder, (c) any trust for the benefit of such Stockholder, another Stockholder, or the spouse or a lineal descendant of such Stockholder or of any other Stockholder, or (d) in the case of a Trust, the beneficiary thereof; provided, however, that a transfer of Class A Stock to the spouse of any Stockholder or to a trust for the benefit of the spouse of any Stockholder shall be subject to the approval of a majority of the Original Voting Stockholder Nominees.

3.4  Permitted Pledges.  Notwithstanding Section 3.1, each Stockholder shall have the right to pledge his or her Stock to secure any indebtedness of the Corporation, JWMFE, L.P., TPV, L.P., or any entity controlled by the Corporation.  Each Stockholder agrees, at the direction of the Corporation, to pledge his or her Stock to secure any loan made to the Corporation, JWMFE, L.P., TPV, L.P., or any entity controlled by the Corporation, so long as all Stockholders are similarly required to pledge their Stock.

3.5  Other Transfers of Stock Not Valid.  Any purported transfer, sale, assignment, mortgage, pledge, hypothecation, gift, or bequest of any Stock that is not in accordance with the provisions of this Agreement shall be null and void and neither the Corporation nor any Stockholder shall recognize the validity of any such transfer, sale, assignment, mortgage, pledge, hypothecation, gift, or bequest.

3.6  Involuntary Transfers.

(a)           Upon the occurrence of any event that would cause any Stock owned by a Stockholder to be transferred by Involuntary Transfer (other than to a Person or trust that is a permitted transferee of such Stockholder as provided in Section 3.2, Section 3.3 and Section 3.4), such Stockholder (or his legal representative or successor), as the case may be, shall give the Corporation and the other Stockholders written notice thereof stating the terms of such Involuntary Transfer, the identity of the transferee or proposed transferee, the price or other consideration, if readily determinable, for which the Stock is proposed to be or have been transferred and the number of shares of Stock which are the subject of such Involuntary Transfer.  For purposes of this Section 3.6, “Involuntary Transfer” means, with respect to any Stock, any involuntary transfer or transfer by operation of law of such Stock (other than to a Person or trust that is a permitted transferee of such Stockholder as provided in Section 3.2, Section 3.3 and Section 3.4) by or in which such Stockholder shall be deprived or divested of any right, title or interest in or to any Stock, including, without limitation, by seizure under levy of attachment or execution, by foreclosure upon a pledge, in connection with any voluntary or involuntary bankruptcy or other court proceeding to a debtor in possession, trustee in bankruptcy or receiver or other officer or agency, pursuant to any statute pertaining to escheat or abandoned property, pursuant to a divorce or separation agreement or a final decree of a court in a divorce action, or upon or occasioned by the judicially-determined incompetence of any Stockholder.

(b)           After its receipt of such notice or, failing such receipt, after the Corporation otherwise obtains actual knowledge of such a proposed or completed Involuntary Transfer, the Corporation shall have the right and option to purchase all or any portion of such Stock, which right shall be exercised by written notice given by the Corporation to the transferor (or transferee following the occurrence of any Involuntary Transfer) and the other Stockholders within sixty (60) days following the later of (i) the Corporation’s receipt of such notice or, failing such receipt, the Corporation’s obtaining actual knowledge of such proposed or completed Transfer and (ii) the date of such Involuntary Transfer.

(c)           If the Corporation elects not to exercise its purchase right or elects to exercise its purchase right with respect to a portion but not all of such Stock, then each of the other Stockholders holding shares of the same class of Stock which are the subject of such Involuntary Transfer shall have the same right and option to purchase any such Stock not to be purchased by the Corporation, which right shall be exercised by written notice given by such Stockholders to the transferor (or transferee following the occurrence of any Involuntary Transfer) and the other Stockholders within sixty (60) days following the end of the 60-day period referenced in subsection (b) above.  Each Stockholder shall have the right to purchase his or her pro rata share of the Stock of the applicable class, and if any Stockholder elects not to purchase its pro rata share, then the remaining Stockholders in such class may purchase his or her pro rata share of such Stock.  All of the Stock which is the subject of such Involuntary Transfer shall be allocated by continuing to apply this mechanism until the Stockholders have elected to purchase all of the Stock they desire to purchase.

(d)           Any purchase pursuant to this Section 3.6 shall be at the price and on the terms applicable to such Involuntary Transfer.  If the nature of the event giving rise to such Involuntary Transfer is such that no readily determinable consideration is to be paid for or assigned to the transfer of the Stock, the price to be paid by the Corporation or Stockholders, as applicable, for each share of Stock shall be the fair market value thereof as of the date of transfer, taking into account any appropriate discounts for lack of control and lack of marketability of the shares of Stock.

(e)           The closing of the purchase and sale of such Stock pursuant to this Section 3.6 shall be held at the place and on the date established by the Corporation.  At such closing, the Stockholder (or his legal representative or successor), as the case may be, shall deliver the certificates evidencing the Stock to be purchased by the Corporation or other Stockholders, as applicable, accompanied by stock powers, duly endorsed in blank, or duly executed instruments of transfer, and any other documents that are necessary to transfer to the Corporation or purchasing Stockholder, as applicable, good title to such Stock free and clear of all liens and encumbrances and, concurrently with such delivery, the Corporation or purchasing Stockholder, as applicable, shall deliver to the transferor thereof the full amount of the purchase price therefor in cash.

SECTION 4                                CONTROL AND MANAGEMENT.

4.1  Board of Directors.

(a)           Generally.  Each Stockholder entitled to vote any Stock shall, at all times and from time to time as required, vote his or her Stock:

(1)           to cause the Board of Directors of the Corporation to consist of a number of members at least equal to the number of Original Voting Stockholder Nominees (as defined below) then eligible to serve as prescribed below;

(2)           to elect to the Board of Directors one nominee of each of the Original Voting Stockholders so long as there is an eligible nominee (as described below) with respect to such Original Voting Stockholder (each, an “Original Voting Stockholder Nominee”) as follows: (1) with respect to J. Willard Marriot, Jr., J. Willard Marriott, Jr. and, following his death or adjudication of incompetency, Donna Marriott during her lifetime and competency; (2) with respect to Deborah Marriott Harrison, Deborah Marriott Harrison and, following her death or adjudication of incompetency, her spouse or one of her lineal descendants who is age 21 or older so long as her spouse or at least one of her lineal descendants is living, competent and age 21 or older; (3) with respect to Stephen Garff Marriott, Stephen Garff Marriott and, following his death or adjudication of incompetency, his spouse or one of his lineal descendants who is age 21 or older so long as his spouse or at least one of her lineal descendants is living, competent and age 21 or older; (4) with respect to John Willard Marriott III, John Willard Marriott, III and, following his death or adjudication of incompetency, his spouse or one of his lineal descendants who is age 21 or older so long as his spouse or at least one of her lineal descendants is living, competent and age 21 or older; and (5) with respect to David Sheets Marriott, David Sheets Marriott and, following his death or adjudication of incompetency, his spouse or one of his lineal descendants who is age 21 or older so long as his spouse or at least one of her lineal descendants is living, competent and age 21 or older; provided that if more than one eligible nominee with respect to a particular Original Voting Stockholder receives votes, then the eligible nominee who receives the most votes shall serve on the Board of Directors until a successor has been elected and qualified; and

(3)           to authorize and direct the corporation to pay an annual directors’ fee of $30,000 to each of the Original Voting Stockholder Nominees then serving.

4.2           Voting of Alice Marriott Trust Shares.  Except as may be agreed to by all of the Original Voting Stockholders, J. Willard Marriott, Jr., so long as he continues to own shares of Class A Voting Common Stock of the Corporation, shall be authorized on behalf of the Corporation, acting as general partner of JWMFE, L.P., to exercise all voting rights of the Alice Marriott Trust Shares.  This Section 4.2 shall cease to be effective at the time of the death of J. Willard Marriott, Jr. or his adjudication of incompetency.

4.3           Voting of JWM, Jr, Shares.  Except as may be agreed to by all of the Original Voting Stockholders, J. Willard Marriott, Jr., Deborah Marriott Harrison, and John W. Marriott III, so long as they continue to own shares of Class A Voting Common Stock of the Corporation, shall be authorized, individually and jointly, on behalf of the Corporation, acting as general partner of JWMFE, L.P., which is in turn acting as general partner of TPV, L.P., to exercise, in accordance with the determination of such three individuals by majority vote, all voting rights of the JWM, Jr. Shares.  This Section 4.3 shall cease to be effective at the time of the death of J. Willard Marriott, Jr. or his adjudication of incompetency.

4.4           Restricted Transactions.  The Corporation will not take or agree to take any of the following actions without the prior written consent of all of the Original Voting Stockholder Nominees:

(a)           sell or issue any Stock;

(b)           engage in any business activity other than its activities as general partner of JWMFE, L.P. and other activities incidental thereto;

(c)           engage in, or cause JWMFE, L.P. or TPV, L.P. to engage in, any transaction with any Stockholder or any affiliate of any Stockholder with respect to the provision or receipt of goods or services;

(d)           amend any provision of its Certificate of Incorporation;

(e)           amend, alter, or repeal any provision of its By-Laws;

(f)           make any distribution on or with respect to, or in redemption of, any Stock (except in accordance with Section 3.6);

(g)           merge or consolidate with or into any other Person;

(h)           sell or otherwise dispose of all or substantially all of its assets or sell, assign, pledge, or otherwise encumber or transfer all or any part of its interest in JWMFE, L.P.;

(i)           permit or cause JWMFE, L.P. to sell, exchange or otherwise dispose of any of the Alice Marriott Trust Shares;

(j)           sell, exchange or otherwise dispose of hotel/lodging properties owned or controlled by JWMFE, L.P. or TPV, L.P. that represent more than ten percent (10%) of the gross value of the assets owned or controlled by JWMFE, L.P. and TPV, L.P.;

(k)           permit JWMFE, L.P. or TPV, L.P. to purchase, invest in, or otherwise acquire a hotel/lodging property for more than thirty million dollars ($30,000,000);

(l)           consent to the assignment, transfer, or other disposition of any limited partnership interest or portion thereof in JWMFE, L.P. or TPV, L.P. and the admission of the assignee of such a limited partnership interest as a substituted limited partner in JWMFE, L.P. or TPV, L.P., as applicable;

(m)           admit additional limited partners to JWMFE, L.P. or TPV, L.P.;

(n)           elect to dissolve JWMFE, L.P. or TPV, L.P.; or

(o)           amend any provision of the Amended and Restated Agreement of Limited Partnership of JWMFE, L.P or the Limited Partnership Agreement of TPV, L.P.

4.5           Additional Restrictions.  The Corporation will not take or agree to take, or permit or cause JWMFE, L.P. or TPV, L.P. to take or agree to take, any of the following actions without the prior written consent of J.W. Marriott, Jr.:

(a)           permit TPV, L.P. to pledge more than 15% of the JWM, Jr. Shares, whether in one transaction or a series of transactions; or

(b)           permit TPV, L.P. to sell, exchange or otherwise dispose of more than 15% of the JWM, Jr. Shares, whether in one transaction or a series of transactions, it being understood that this Section 4.5(b) shall not prohibit a transfer of the JWM, Jr. Shares pursuant to a pledge that is permitted by Section 4.5(a).

This Section 4.5 shall cease to be effective at the time of the death of J. Willard Marriott, Jr. or his adjudication of incompetency.

4.6           Responsibilities, Fiduciary Obligations, and Liabilities.

(a)           Conduct of Business.  The powers granted and authority delegated under this Agreement to any of the Stockholders, in their individual capacities, shall not impose any greater duty on such Stockholders, in their capacities as stockholders, directors or officers of the Corporation, than is imposed by applicable law with respect to the conduct of the business and operations of the Corporation.  No Stockholder shall be required by this Agreement to devote his or her full time and attention to the business of the Corporation.

(b)           Exculpation.  No Stockholder shall be liable, in damages or otherwise, to the Corporation or to any other Stockholder for any loss that arises out of any acts or omissions performed or omitted by him or her pursuant to the authority granted by this Agreement if the conduct of such Stockholder did not constitute willful misconduct.  The termination of any action, suit, or proceeding by judgment, order, settlement, or otherwise adverse to a Stockholder shall not, of itself, create a presumption that the conduct of such Stockholder constituted willful misconduct.  Nothing herein shall exculpate a Stockholder with respect to any breach of his obligations under this Agreement or to the extent prohibited by applicable law.

(c)           Permitted Transactions.  Any Stockholder, or any partner, affiliate, agent, or representative of any Stockholder, may engage in or possess an interest in other business ventures of any nature or description, independently or with others, whether currently existing or hereafter created.  Neither the Corporation nor any other Stockholder shall have any rights in or to the income or profits derived therefrom, nor shall any Stockholder have any obligation to any other Stockholder with respect to such enterprise or related transaction.

SECTION 5	OPERATIONAL POLICIES.

5.1           Capital Contributions.  No Stockholder shall be required to contribute cash or property to the Corporation without his or her consent.

5.2           Financial Reports.  The Corporation shall prepare and distribute to each Stockholder on a periodic basis as determined by the Board of Directors reports with respect to the finances of the Corporation, including such budgetary and financial data as will enable the Stockholders to understand the financial condition of the Corporation.

5.3           Maintenance of Books of Account.  The Corporation shall keep, at its principal place of business, full and complete books of account.  The Corporation shall, as and when reasonably requested by a Stockholder, prepare and furnish to such Stockholder such financial and other data concerning its affairs as may be reasonably required by such Stockholder for tax, accounting, or other legitimate business purposes.

5.4           Rights of Audit and Inspection.  Each Stockholder (and, if deemed appropriate in the circumstances by such Stockholder, his auditors, accountants, and legal counsel) shall have full access at all reasonable times during normal business hours to all the books and records of the Corporation, including the right to examine and audit any of such books and records and make copies and extracts therefrom.

5.5           Taxable Year.  The Corporation’s taxable year shall end on December 31.

SECTION 6	S CORPORATION PROVISIONS.

6.1           S Corporation Election.  The parties intend that the Corporation shall be an “S corporation” under Section 1361 of the Code.  The Corporation and the Stockholders agree to keep in full force and effect the election and consent described in Section 1362(a)(2) of the Code.  The election shall not be terminated by the Corporation without the prior written consent of each of the Original Voting Stockholder Nominees, and no Stockholder shall revoke his or her consent without the express written consent of each of the Original Voting Stockholder Nominees.

6.2           Transfers.  Notwithstanding any other provision of this Agreement, each Stockholder agrees that he or she will not transfer any Stock to any Person that is not a permitted shareholder of an “S corporation,” nor will any Stockholder otherwise, by action or inaction, cause any circumstances to exist that would disqualify the Corporation as an “S corporation.”

6.3           Provisions Applicable to Trusts.  Each Trust represents to the Corporation and each other Stockholder that it is a trust of the type described in Section 1361(c)(2)(A) of the Code (an “Eligible Trust”) and covenants that for so long as it is a Stockholder it will take all actions necessary to cause it to remain an Eligible Trust.  Any trust that proposes to acquire any Stock pursuant to Section 3.2 or Section 3.3, as a condition precedent to the transfer of Stock to such trust, shall represent to the Corporation and each Stockholder that it is an Eligible Trust and shall covenant that for so long as it is a Stockholder it will take all actions necessary to cause it to remain an Eligible Trust.  If at any time any trust (including any Trust) that holds any Stock ceases to be an Eligible Trust, all Stock held by such trust shall immediately, without further action by any party or the execution and delivery of any further documents or instruments, divest upon the individual beneficiary of such trust, or, if such beneficiary has died, his or her estate.

SECTION 7	REPRESENTATIONS AND WARRANTIES.

Each of the parties to this Agreement represents and warrants to the other parties as follows:

7.1           Authorization and Binding Obligation.  This Agreement has been duly executed and delivered by such party and constitutes the legal, valid, and binding obligation of such party, enforceable against it in accordance with its terms except as the enforceability of this Agreement may be affected by bankruptcy, insolvency, or similar laws affecting creditors’ rights generally or by judicial discretion in the enforcement of equitable remedies.

7.2           Absence of Conflicting Agreements or Consents.  The execution, delivery, and performance by such party of this Agreement and the documents contemplated hereby (with or without the giving of notice, the lapse of time, or both): (a) do not require the consent of any third party; (b) will not conflict with, result in a breach of, or constitute a default under any applicable law, judgment, order, ordinance, injunction, decree, rule, regulation, or ruling of any court or governmental instrumentality; and (c) will not conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, or accelerate or permit the acceleration of any performance required by the terms of any agreement, instrument, license, or permit to which such party is a party or by which such party may be bound.

SECTION 8                                CORPORATE RECORDS; LEGEND ON CERTIFICATES.

8.1           Stock Transfer Record.  The Corporation shall keep a stock transfer book in which the name and address of each stockholder shall be recorded.  No transfer or issuance of any Stock shall be effective or valid unless and until recorded in the stock transfer book.  The Corporation agrees not to record any transfer or issuance of Stock in the stock transfer book unless the transfer or issuance complies with all provisions of this Agreement.  Any Stockholder desiring to transfer Stock in accordance with the provisions of this Agreement shall furnish to the Corporation any evidence of compliance with this Agreement that is reasonably required by the Board of Directors of the Corporation.

8.2           Legend on Stock Certificates.  Each certificate representing shares of Stock of the Corporation now or hereafter held by any Stockholder shall bear any legends required by applicable law and shall bear a statement in substantially the following form:

The voluntary or involuntary encumbering, transfer, or other disposition (including any disposition pursuant to the laws of bankruptcy, intestacy, descent and distribution, or succession) of the shares of stock evidenced by the within certificate is restricted under the terms of an Amended and Restated Stockholders Agreement, dated as of May __, 2006, by and among JWM Family Enterprises, Inc. (the “Corporation”), J. Willard Marriott, Jr., Deborah Marriott Harrison, Stephen Garff Marriott, John Willard Marriott III, David Sheets Marriott, the Deborah Marriott 1974 Trust, the Stephen Garff Marriott 1974 Trust, the John Willard Marriott III 1974 Trust, and the David Sheets Marriott 1974 Trust.  A copy of the Stockholders Agreement is on file at the principal office of the Corporation.  Upon written request of any stockholder of the Corporation, the Corporation shall furnish, without charge to the stockholder, a copy of the Stockholders Agreement.

8.3           Copies to be Made Available.  A copy of this Agreement shall be placed on file at the principal place of business of the Corporation and at any other office where a copy of this Agreement must be placed in accordance with applicable law.  Such copies of this Agreement shall be subject to the same right of examination by any shareholder of the Corporation, either in person or by an agent or attorney, as the books and records of the Corporation.

SECTION 9	MISCELLANEOUS.

9.1           Term of Agreement.  This Agreement shall be effective as of the date first set forth above and shall terminate at such time as none of the Original Voting Stockholders (or any Person or trust that is a permitted transferee of an Original Voting Stockholder as provided in Section 3.2, Section 3.3 and Section 3.4) holds any Stock of the Corporation.  Termination of this Agreement will not affect any party’s liability for a breach of this Agreement that occurred prior to such termination.

9.2  Agreement Binding Upon Transferees.  If any Stock is transferred by a Stockholder to any party, the transferee shall take such Stock subject to all provisions, conditions, and covenants of this Agreement, and, as a condition precedent to the transfer of Stock to any Person who was not a Stockholder prior to such transfer, the transferor shall provide to the Corporation the agreement of the transferee (for and on behalf of himself or itself, his or its legal representatives, and his or its transferees and assigns) in writing to be bound by all provisions of this Agreement as a party and in the capacity as a Stockholder, and shall provide (or cause to be provided) to the Corporation, if requested by the Corporation, sufficient evidence of the legal right and authority of the transferee to have the Stock so transferred.

9.3  Specific Performance.  The parties agree that the failure of any party to perform the obligations provided by this Agreement could result in irreparable damage to the other parties, and that monetary damages alone would not be adequate to compensate the non-defaulting party for its injury.  Any party shall therefore be entitled, in addition to any other remedies that may be available, including money damages, to obtain specific performance of the terms of this Agreement.  If any action is brought by any party to enforce this Agreement, any party against which the action is brought shall waive the defense that there is an adequate remedy at law.

9.4  Amendments.  This Agreement cannot be amended, supplemented, or modified and no provision of this Agreement may be waived except by an agreement in writing which makes specific reference to this Agreement and which is signed by those Stockholders holding 75% or more of the Class A Stock and those Stockholders holding 75% or more of the Class B Stock; provided, however, that any amendment or modification that would treat a Stockholder differently than another Stockholder of the same class in a material and adverse manner (except in proportion to their ownership interests or voting rights) shall require the consent of such Stockholder.

9.5  Notices.  All notices, demands, and requests required or permitted to be given under the provisions of this Agreement shall be in writing and shall be deemed to have been duly delivered and received (a) on the date of personal delivery, (b) on the date of receipt (as shown on the return receipt) if mailed by registered or certified mail, postage prepaid and return receipt requested, or sent by commercial courier service, or (c) on the date of receipt by telecopy.  Notices, demands, and requests shall be addressed to the address that a party may designate from time to time upon notice to the other parties given in like manner.  Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice, demand, or request sent.

9.6  Invalid or Unenforceable Provisions.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions be consummated as originally contemplated to the fullest extent possible.

9.7  Benefit and Burden.  This Agreement shall inure to the benefit of, and shall be binding upon, the parties and their legatees, distributees, estates, executors, administrators, personal representatives, successors and assigns, and other legal representatives.  Nothing express or implied in this Agreement is intended or shall be construed to confer upon or to provide any Person, other than the parties, any rights or remedies hereunder or by reason hereof.  This Agreement and all its conditions and provisions are intended to be, and are, for the sole and exclusive benefit of the parties hereto and their respective successors and permitted assigns and are not for the benefit of any other Person.

9.8  Gender and Number.  Words used herein, regardless of the gender and number specifically used, shall be deemed and construed to include any other gender, masculine, feminine or neuter, and any other number, singular or plural, as the context requires.

9.9  Waiver.  The failure of any party at any time to insist upon strict performance of any condition, promise, agreement, or understanding set forth in this Agreement shall not be construed as a waiver or relinquishment of the right to insist upon strict performance of the same or any other condition, promise, agreement, or understanding at a future time.

9.10  Expenses.  Except as otherwise provided in this Agreement, each party shall pay its own expenses incurred in connection with the authorization, preparation, execution, and performance of this Agreement, including all fees and expenses of counsel, accountants, agents, and other representatives.

9.11  Entire Agreement.  This Agreement contains the entire agreement between the parties, and supersedes all prior written and oral agreements between the parties relating to the subject matter hereof.  No variations, modifications, or changes herein or hereof shall be binding upon either party unless set forth in a document duly executed by or on behalf of such party except as expressly provided herein.

9.12  GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED, CONSTRUED, AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (WITHOUT REGARD TO THE CHOICE OF LAW PROVISIONS THEREOF).

9.13  Headings.  The headings, subheadings, and other captions in this Agreement are for convenience of reference only and shall not be used in interpreting, construing, or enforcing any of the provisions of this Agreement.

9.14  Counterparts.  This Agreement may be executed in any number of counterparts, all of which together shall constitute one instrument.

9.15  Exclusive Agreement.  Except as expressly authorized by this Agreement, none of the parties hereto shall enter into a voting trust or voting agreement with any other Person (other than another Stockholder that is a party to and bound by this Agreement) or give a proxy to any such Person or otherwise agree with any such person to restrict or limit the power to vote any Stock.

9.16  Conflicting Charter or By-Law Provisions.  Each Stockholder entitled to vote any Stock shall, at all times and from time to time as required, vote his or her Stock, and shall take all other actions necessary, to ensure that the Certificate of Incorporation of the Corporation and the

By-Laws of the Corporation facilitate and do not at any time conflict with the provisions of this Agreement.

9.17  Mediation; Arbitration.

(a)  Mediation.  If a dispute arises out of or relates to this Agreement or any alleged breach thereof and if the dispute is not settled through negotiation, the Stockholders involved in the dispute agree to submit the dispute for mediation administered by the American Arbitration Association (or any organization successor thereto) (“AAA”) under its Commercial Mediation Rules before resorting to arbitration.  Any Stockholder involved in the dispute may initiate mediation pursuant to Rule 2 of the AAA’s Commercial Mediation Rules.  The Stockholders will cooperate with the AAA and with one another in the appointment of a mediator and in scheduling the mediation proceedings.  Unless otherwise agreed by the Stockholders involved in the dispute, the first mediation session shall be held no later than thirty days after the date of filing the written request for mediation, and the memorandum provided for under Rule 9 of the Commercial Mediation Rules shall be provided to the mediator at least five days prior to the first mediation session.  All offers, promises, conduct, and statements, whether oral or written, made in the course of the mediation by any of the Stockholders, their agents, employees, experts, and attorneys, and by the mediator or any AAA employees, shall be confidential and inadmissible for any purposes, including impeachment, in any arbitration or other proceeding involving the parties, but evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation.  Any Stockholder involved in the dispute may initiate arbitration with respect to the matters submitted to mediation by filing a written demand for arbitration with the AAA no sooner than thirty days after the first mediation session.  The mediation may continue after the commencement of arbitration if the Stockholders involved so agree.  Unless otherwise agreed by the Stockholders involved in the dispute, the mediator shall be disqualified from serving as arbitrator in the case.

(b)  Arbitration.  If a dispute arises out of or relates to this Agreement or any alleged breach thereof, and if the dispute is not resolved through negotiation and mediation, such dispute shall be settled by arbitration in Washington, D.C. in accordance with the Commercial Arbitration Rules of the AAA and the Supplementary Procedures for Large, Complex Disputes of the AAA or other rules agreed to by the Stockholders involved in the dispute, by three arbitrators.  The Stockholder requesting arbitration shall do so by giving notice to that effect (the “Arbitration Notice”) to the other Stockholder or Stockholders involved in the dispute and by filing the notice with the AAA in accordance with Rule 6 of the Commercial Arbitration Rules.  Within thirty days after the Arbitration Notice is filed, the Stockholders involved in the dispute shall select three arbitrators from the arbitrators in the Large, Complex case pool for the Washington, D.C. AAA office, as follows: the Stockholder requesting arbitration shall select one arbitrator; the other Stockholder or Stockholders shall select one arbitrator; and the two selected arbitrators shall select a third arbitrator.  The arbitrators shall take evidence directly from witnesses and documents presented by the Stockholders involved in the dispute.  All witnesses shall be available for cross-examination.  The arbitrators shall have no authority to make any decision or issue any award that is inconsistent with this Agreement.  The arbitrators shall render their written decision and award, including a statement of reasons upon which such award is based, within ninety days after their receipt of all information required to be submitted to them or otherwise requested by them.  The agreement to arbitrate set forth in this Section shall be construed, and the legal relations among the Stockholders shall be determined in accordance with, the substantive laws of the State of Delaware as provided for in Section 9.12 of this Agreement. The decision of the arbitrators shall be in writing and shall be binding upon the Stockholders involved in the dispute, final and non-appealable.  Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.  No action at law or in equity based upon any dispute that is subject to arbitration under this Section shall be instituted.  All expenses of any arbitration pursuant to this Section, including fees and expenses of the Stockholders’ attorneys, fees and expenses of the arbitrators, and fees and expenses of any witness or the cost of any proof produced at the request of the arbitrators, shall be borne by the Stockholders as determined by the arbitrators.

[Signatures on Following Pages]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

JWM Family Enterprises, Inc.

By:	/s/ John Willard Marriott III
John Willard Marriott III
President

/s/ J. Willard Marriott, Jr.
J. Willard Marriott, Jr.

/s/ Deborah Marriott Harrison
Deborah Marriott Harrison

/s/ Stephen Garff Marriott
Stephen Garff Marriott

/s/ John Willard Marriott III
John Willard Marriott III

/s/ David Sheets Marriott
David Sheets Marriott

The Deborah Marriott 1974 Trust

By:	/s/ Donna G. Marriott
Donna G. Marriott
Co-Trustee

By:	/s/ Sterling D. Colton
Sterling D. Colton
Co-Trustee

The Stephen Garff Marriott 1974 Trust

By:	/s/ Donna G. Marriott
Donna G. Marriott
Co-Trustee

By:	/s/ Sterling D. Colton
Sterling D. Colton
Co-Trustee

The John Willard Marriott III 1974 Trust

By:	/s/ Donna G. Marriott
Donna G. Marriott
Co-Trustee

By:	/s/ Sterling D. Colton
Sterling D. Colton
Co-Trustee

The David Sheets Marriott 1974 Trust

By:	/s/ Donna G. Marriott
Donna G. Marriott
Co-Trustee

By:	/s/ Sterling D. Colton
Sterling D. Colton
Co-Trustee